

SECUR 03053447 IMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response...... 12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC MAIL PROCESSING
RECEIVED
MAY 30 2003
155

SEC FILE NUMBER
8- 48339

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 4/01/02 (MM/DD/YY) AND ENDING 3/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bigelow & Company

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 South Steele Street Suite 1050
(No. and Street)

Denver	Colorado	80209
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

William J. Fleming 303-292-5900
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

1700 Lincoln Street, Suite 3400	Denver,	Colorado	80203
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 06 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

I, William J. Fleming, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplementary schedules pertaining to the firm of Bigelow & Company as of and for the year ended March 31, 2003, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.



William J. Fleming, Chief Financial Officer



Lark Applehans, My commission expires October 31, 2004

This report ** contains (check all that are applicable):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Operations
X (d) Statement of Cash Flows
X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
(f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
X (g) Computation of Net Capital
(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
(j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
X (l) An Oath or Affirmation
(m) A copy of the SIPC Supplemental Report
(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
X (o) Independent Auditor's Report on the Internal Control Structure.

** For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3) of the Securities and Exchange Commission.

Bigelow & Company

Accountants' Report and Financial Statements

March 31, 2003

Bigelow & Company

March 31, 2003

Contents



Wells Fargo Center
1700 Lincoln Street, Suite 3400
Denver, CO 80203-4534
303 861-4545 Fax 303 832-5705

bkd.com

Independent Accountants' Report

Board of Directors
Bigelow & Company
Denver, Colorado

We have audited the accompanying statement of financial condition of Bigelow & Company (a wholly-owned subsidiary of Bigelow, White & Co., Inc.) as of March 31, 2003, and the related statements of income, stockholder's equity and cash flows, for the year then ended that you are filing pursuant to Rule 17a-5 the securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bigelow & Company as of March 31, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on Page 8 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Solutions
for
Success

BKD, LLP

Denver, Colorado

May 19, 2003

Bigelow & Company

Statement of Financial Condition

March 31, 2003

Assets

Cash and cash equivalents	$	16,968
Other assets		16,605
	$	33,573

Liabilities and Stockholder's Equity

Liabilities		
Accounts payable and accrued expenses	$	4,063
		4,063
Stockholder's Equity		
Common stock, $.01 par value; authorized 100,000 shares; issued and outstanding, 35,500 shares		355
Additional paid-in-capital		2,644,571
Accumulated deficit		(2,615,416)
Total Stockholder's Equity		29,510
	$	33,573

See Notes to Financial Statements

Bigelow & Company
Statement of Income
For the Year Ended March 31, 2003

Revenues	
Management fees	$ 107,250
Placement agent fees	7,000
Other	21,918
Total revenues	136,168
Expenses	
Other general and administrative	22,877
Total expenses	22,877
Net Income	$ 113,291

See Notes to Financial Statements

Bigelow & Company

Statement of Stockholder's Equity

For the Year Ended March 31, 2003

	Common Stock, Issued	Additional Paid-In Capital	Accumulated Deficit	Total
Balance, April 1, 2002	$ 355	$ 3,034,571	$ (2,728,707)	$ 306,219
Distributions	-	(390,000)	-	(390,000)
Net income	-	-	113,291	113,291
Balance, March 31, 2003	$ 355	$ 2,644,571	$ (2,615,416)	$ 29,510

See Notes to Financial Statements

Bigelow & Company

Statement of Cash Flows

For the Year Ended March 31, 2003

Operating Activities		
Net income	$	113,291
Changes in		
Other assets		(14,097)
Accounts payable and accrued expenses		(286,041)
Net cash used in operating activities		(186,847)
Financing Activities		
Distributions		(390,000)
Net cash used in financing activities		(390,000)
Decrease in Cash and Cash Equivalents		(576,847)
Cash and Cash Equivalents, Beginning of Year		593,815
Cash and Cash Equivalents, End of Year	$	16,968

See Notes to Financial Statements

Bigelow & Company
Notes to Financial Statements
March 31, 2003

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Business

Bigelow & Company (the Company) is a registered broker-dealer that commenced operations in May 1995. On a limited basis only the Company provides financial advisory services for existing municipal clients, private placement of corporate debt and equity securities, as agent only, and acts as a placement agent for sales of private limited partnership interests. The Company is a 100% owned subsidiary of Bigelow, White & Co., Inc. (Parent).

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule.

Accounting Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers cash and cash equivalents to include funds invested in highly liquid investments purchased with a maturity of three months or less. The Company's cash and cash equivalents deposited with financial institutions may at times exceed federally insured limits. The Company controls this risk by monitoring the credit quality of the financial institutions.

Income Taxes

Deferred tax assets and liabilities are recognized for the tax effect of differences between the financial statement and tax basis of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized. The Company files consolidated income tax returns with its parent.

Note 2: Minimum Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital. The Company has elected to use the basic method, permitted by the rule, which requires the Company to maintain minimum net capital, as defined, equal to $5,000. At March 31, 2003, the Company had net capital of approximately $13,000 which is approximately $8,000 in excess of the minimum net capital required.

Bigelow & Company
Notes to Financial Statements
March 31, 2003

Note 3: Income Taxes

The Company is a member of a group that files consolidated federal and state tax returns. Accordingly, income taxes payable to the taxing authorities are recognized on the financial statements of the Parent Company who is the taxpayer for income tax purposes. The members of the consolidated group allocate payments to any member of the group for the income tax reduction resulting from the member's inclusion in the consolidated return, or the member makes payments to the Parent Company for its allocated share of the consolidated income tax liability. This allocation approximates the amounts that would be reported if the Company were filing separate income tax returns.

No provision for income taxes is recorded for 2003 as the Company utilized a net operating loss carryforward for income tax reporting. The income tax expense differed from the amounts computed by applying the U.S. federal income tax rate to the pretax income for the year ending March 31, 2003, due to the following:

Computed at the statutory rate (34%)	$	(39,000)
Increase (decrease) in tax benefit resulting from		
Change in valuation allowance		(44,000)
Other		(5,000)
Income tax benefit	$	-

The tax effect of temporary differences related to deferred taxes are as follows:

Charitable contributions carryforward	$	3,000
Differing methods of computing amortization expense for financial reporting versus income tax purposes		13,000
Net operating loss carry forwards		1,112,000
Net deferred tax asset before valuation allowance		1,128,000
Valuation allowance:		
Beginning balance		1,172,000
Decrease during the period		44,000
Ending balance		1,128,000
Net deferred tax asset	$	-

As of March 31, 2002, the Company had unused operating loss carryforwards of approximately $2,900,000, which expire between 2019 and 2023.

Supplementary Information

Required by Rule 17a-5 of the Securities Exchange Act of 1934

Bigelow & Company

Computation of Net Capital Under Rule 15c3-1 of the Securities Exchange Act of 1934
March 31, 2003

Net Capital		
Total stockholder's equity	$	29,510
Deductions		
Non-allowable assets		
Other assets		16,605
Net capital		12,905
Computation of Basic Net Capital Requirement		
Minimum net capital required		5,000
Capital in excess of minimum requirement	$	7,905

---

*There is no variance between this computation of net capital under Paragraph F of Rule 15c3-1 and the Registrant's computation filed with Part II, Form X-17A-5. Accordingly, no reconciliation is necessary.



Wells Fargo Center
1700 Lincoln Street, Suite 3400
Denver, CO 80203-4534
303 861-4545 Fax 303 832-5705

bkd.com

Independent Accountants' Report on Internal Control

Board of Directors
Bigelow & Company
Denver, Colorado

In planning and performing our audit of the financial statements and supplemental schedules of Bigelow & Company (a wholly-owned subsidiary of Bigelow, White & Company, Inc.) for the year ended March 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by Bigelow & Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because Bigelow & Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.
2. Recordation of differences required by Rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of Bigelow & Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which Bigelow & Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that Bigelow & Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BKD, LLP

Denver, Colorado

May 19, 2003